EXHIBIT 99.1

Electra Refinery Construction Remains on Budget as Workforce Doubles

TORONTO, Oct. 26, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today provided an update on construction of its cobalt sulfate refinery in Temiskaming Shores, Ontario, a strategic critical minerals processing facility supported by the governments of the United States, Canada and Ontario. The site workforce has grown to 130 people, up from approximately 60 at the time of the Company’s August update. Construction is advancing across all process areas, and the project continues to track within its US$73 million budget.

Since the August update, work has moved from foundations and steel erection to equipment installation, building enclosure, and electrical and instrumentation installation:

  Safety: Construction is proceeding with zero lost-time incidents through a period of heavier site activity, a growing number of new workers and work areas that change as construction progresses.
  Existing Refinery: Flushing and removal of redundant brownfield equipment and piping within the refinery is largely complete, and partition walls for the motor control centre room are complete.
  Solvent Extraction Building: Interior structural steel installation is complete, allowing piping and electrical work to progress. Alignment of the modules is complete, and fiberglass-reinforced plastic (FRP) lamination of the process equipment has commenced.
  Crystallizer Building: Mechanical equipment within the crystallization circuit is installed. Process ductwork is on site and being staged for installation, off-site pipe fabrication is well underway, and the building enclosure, including wall cladding and roofing, is nearing completion.
  Product Silo: The silo building has been erected, and roof decking and cladding are being installed to enclose the dry product storage, handling and final packaging areas.
  Electrical and Instrumentation: Installation of interior and exterior cable trays within the refinery is nearing completion, and the main power cable from the refinery to the solvent extraction electrical house is complete.
  Tailings: Phase II construction of the tailings storage facility is underway, with civil works approximately 40% complete.

Schedule pressure has emerged from the projected timing for fabrication and installation of FRP process piping in the solvent extraction area. Following the recent award of the FRP contract, Electra is evaluating measures to accelerate this work. With major permits in hand, major long-lead equipment largely on site and the remaining process areas advancing, the Company expects any schedule adjustment, if required, to be modest.

“North America needs a domestic source of battery-grade cobalt, and this refinery is becoming that source,” said Trent Mell, CEO. “The progress to date reflects a focused team and a strong group of contractors working safely and moving this project toward commissioning. With feed secured, key offtake committed and strategic partners alongside us, we are confident in the path ahead.”

Electra is executing the project through a series of construction packages tied to the refinery’s principal process areas. The major construction contractors by work area are WB Melback Corporation (solvent extraction), Pro Pipe Construction Ltd., a subsidiary of Dalcon Construction (crystallizer), Kilmarnock Enterprises (existing refinery), MECC (electrical) and Pedersen Construction (tailings storage facility). Electra has also executed an agreement with FRP Systems Ltd. of Thunder Bay, Ontario, for the FRP process piping. Remaining engineering activity is largely focused on field-driven changes and construction support.

“Every area of the site is active, and the focus is moving from infrastructure to equipment,” said Paolo Toscano, Vice President, Projects & Engineering. “Mechanical equipment is now installed in the crystallizer, the solvent extraction area is taking shape, and our commissioning team is already validating instruments and developing the laboratory methods we will use to certify product. We are building this refinery safely and with the operating team that will run it.”

Alongside the skilled trades on site, Electra’s owner’s team continues to grow, with recent additions in health, safety and environment, maintenance and the laboratory.

The operating team, led by General Manager and Commissioning Leader Garzon Duenas, is developing the commissioning execution plan and operational readiness program, supported by a newly appointed Commissioning Lead. Metso has been engaged to provide site advisory services through mechanical completion and commissioning, and a tender for commissioning services is being prepared. Readiness work is also advancing on site: the laboratory has completed analytical method development for battery-grade cobalt sulfate, Rockwell Automation control system work is progressing, and instrument validation is underway.

On the commercial side, the Company’s agreement with Glencore AG, announced August 20, 2026, secures 100% of the cobalt hydroxide feedstock required for commissioning and ramp-up through 2027 and provides long-term supply through 2031. Approximately 60% of planned cobalt sulfate production through 2029 is committed to LG Energy Solution under a binding term sheet signed in March 2026. The term sheet with WMC Group AG, announced October 13, 2026, contemplates a five-year working capital and commercial partnership covering feedstock finance, logistics and marketing. WMC has committed to make an investment in Electra upon execution of definitive agreements. Douglas Geniti, based in New York, is supporting customer development, including defense and industrial offtake.

Electra’s refinery is a permitted brownfield facility designed to process approximately 18,000 tonnes of cobalt hydroxide feed per year to produce 5,120 tonnes per year of contained cobalt in battery-grade cobalt sulfate for North American lithium-ion battery, energy storage, defence and industrial markets.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s first battery-grade cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; the targeted timing of mechanical completion and related schedule mitigation measures; the commissioning execution plan, operational readiness program and the anticipated commissioning services tender; anticipated workforce and hiring levels; the execution of definitive agreements with contractors and suppliers, including under the letter of intent with FRP Systems Ltd.; targeted throughput and production volumes; availability of equipment, reagents, feedstock and other inputs; commercial arrangements, including the proposed partnership with, and investment by, WMC Group AG; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.